

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 15, 2017

Via E-mail
Mr. Scott B. Flaherty
Chief Financial Officer
Willis Lease Finance Corporation
773 San Marin Drive, Suite 2215
Novato, CA 94998

> **Re: Willis Lease Finance Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 16, 2017**
> **File No. 1-15369**

Dear Mr. Flaherty:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Critical Accounting Policies and Estimates, page 28
Asset Valuation, page 28

1.   We note that you "rely on leading accredited third-party appraisers for independent appraisals of current fair value." Please tell us the nature and extent of their involvement in determining fair value of your aircraft engines and related equipment. To the extent that you discuss third party appraisers and your disclosure elevates their participation to that of an expert you relied upon, you should name the appraiser and file a consent since your Form 10-K is incorporated by reference into your previously filed Form S-8. Refer to Item 601(B)(23) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome at (202) 551-3865 or Jeanne Baker at (202) 551-3691 with any questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief

Office of Manufacturing and
Construction